UNITED STATES OF AMERICA
                          BEFORE THE
             FEDERAL ENERGY REGULATORY COMMISSION

San Diego Gas & Electric Company   )    Docket No. EC97-  -000
Enova Energy, Inc.                 )



                          APPLICATION
           FOR AUTHORIZATION AND APPROVAL OF MERGER

          San Diego Gas and Electric Company ("SDG&E"), and Enova Energy, Inc. ("Enova Energy") (collectively, the "Applicants") hereby submit this application pursuant to
Section 203 of the Federal Power Act ("FPA"), 16 U.S.C.
Section 824b (1988), and Part 33 of the Regulations of the Federal Energy Regulatory Commission ("Commission"), 18 C.F.R.
Part 33 (1995), requesting authorization and approval for the merger of Pacific Enterprises ("Pacific") and Enova
Corporation ("Enova")<F1>
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<F1>  Ensource, a subsidiary of Pacific, filed on December 6,
1996, a notice of cancellation of its electricity rate
schedule in Docket No. ER97-703-000. Ensource joins in this application only if, and so long as, it is a "pubic utility" within the meaning of the FPA. If the Commission grants Ensource's notice of cancellation, Ensource will not be a "public utility" within the meaning of the FPA, and will not be a necessary party to the application.
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 As described in Section III of this  application, following the merger Pacific and Enova will be owned and controlled by a new holding company, "NewCo," and SDG&E and Enova Energy will become indirect subsidiaries of NewCo.<F2>
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<F2>  NewCo is a California corporation, the outstanding stock of which is owned 50 percent by Enova and 50 percent by Pacific. NewCo was formed expressly for the purpose of facilitating the merger described herein. Immediately following the transaction the stock of NewCo will be held by the former shareholders of Enova and Pacific.
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          On December 6, 1996, Enova and Pacific filed a
Petition for Declaratory Order Disclaiming Jurisdiction<F3>
------------------------------------------------------------
<F3>  Docket No. EL97-15-000.
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 asking the Commission to declare that the proposed merger is not subject to the Commission's jurisdiction under Section 203 of the FPA. Issuance of the requested declaratory order would moot the instant application. If the Commission does not grant the requested declaratory order, the Applicants request that the Commission approve the proposed transaction within the 150-day processing time described in Order No. 592, the Commission's Merger Policy Statement<F4>
-----------------------------------------------------------
<F4>  Inquiry Concerning the Commission's Merger Policy Under
the Federal Power Act, Policy Statement, 61 Fed. Reg. 68,595, 68,605 (December 18, 1996).
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and, in any event, by December 1997.

                              I.

                   INTRODUCTION AND SUMMARY

          As described in its Merger Policy Statement, the Commission will, in assessing mergers subject to its jurisdiction under Section 203, consider three factors: (1) effect on competition, (2) effect on rates, and (3) effect on regulation. The Pacific/Enova merger handily satisfies the Merger Policy Statement's criteria on each score.
          Effect on Competition In essence, the merger would combine the holding companies of two utilities. One is a gas utility affiliated with a few QFs that are in the process of being partially divested. The other is an adjacent gas and electric utility. Thus, the merging firms do not, to any significant degree, have, in the words of the Merger Policy Statement, "facilities to sell relevant products in common geographic markets."<F5>
------------------------------------------------------------
<F5>  Id. at 68,597.  Pacific does own Ensource, which is
authorized to make sales of electricity for resale in interstate commerce and a public utility under the FPA. However, Ensource has made no sales and has no contracts to do so. As noted above, Ensource has filed a notice of cancellation of its tariffs and rate schedules.
-------------------------------------------------------------
Accordingly, the screen analysis set forth in the Merger Policy Statement, which is designed to measure the horizontal effects of an electric utility merger, is unnecessary in this case. Under the most conservative assumptions, it can be shown that the increased concentration caused by the merger in even the smallest conceivable geographic markets falls well below the level of concern specified in the Department of Justice Merger Guidelines.
          Pacific's role in sales and transportation of natural gas gives rise to no significant concerns about vertical effects on competition in the sale of electricity. Under requirements of the Public Utilities Commission of the State of California ("CPUC"), SoCalGas is subject to a strict regime of nondiscrimination and cannot favor SDG&E over other market participants in terms of service. SoCalGas has, moreover, undertaken to post contemporaneously, and to offer to other similarly-situated non-affiliated shippers, any discounts it offers to SDG&E. Similarly, Pacific and Enova have adopted a code of conduct that would forbid SoCalGas from providing sensitive market information to any marketing affiliate.
          Pacific owns no electric transmission. For that reason alone the merger will have no adverse effects upon competition in transmission.
          The Merger Policy Statement addresses competitive effects in wholesale electricity markets, leaving to state commissions the evaluation of any effects on retail competition. Such retail effects in the instant case will be scrutinized by the CPUC in determining whether to approve the combination under Section 854 of the California Public Utilities Code.
          The Applicants have nonetheless analyzed the competitive effects of the proposed merger in the small portion of Orange County where SDG&E's electric service territory overlaps with the service territory of SoCalGas. There is scant fuel substitutability and little competition between the two fuels at present. Moreover, the merger will coincide in time with, and is largely prompted by, the fundamental restructuring of the electrical services industry in California and the advent of retail customer choice; strong intrafuel competition will discipline the market more effectively than interfuel competition could.
          Effect on Rates The proposed combination likewise readily satisfies the standards of the Merger Policy Statement as to any adverse effect on rates. SDG&E has no existing firm wholesale customers. However, to assure that the transaction will not have any adverse effect on those electric rates that are subject to this Commission's jurisdiction, SDG&E undertakes, if this application is granted, to hold its future wholesale and transmission customers harmless for at least five years after the proposed merger from any increase in costs arising out of the merger. SDG&E will make the necessary showing in any filings for changed rates it makes after consummation of the merger.
          Effect on Regulation The proposed merger is subject to approval by the CPUC, and it will not create a registered holding company. Accordingly, there are, as the Policy Statement recognizes, no concerns as to the effect on regulation.

                              II.

                          BACKGROUND

A.   Enova

          Enova is a California corporation with its principal place of business at 101 Ash Street, San Diego, California 92101. Enova does not itself own, operate, or directly control any electric generation, transmission, or distribution facilities. Enova is an exempt public utility holding company under Section 3(a)(1) of the Public Utility Holding Company Act, 15 U.S.C. Section 79c(a) (1) ("PUHCA").
          Enova's principal subsidiary is SDG&E, a public utility owning and operating electric generation, transmission, and distribution facilities, and serving some
1.2 million electric customers at retail in San Diego and Orange Counties, California, as well as some 700,000 natural gas customers at retail in San Diego County. The only other subsidiary of Enova engaged in purchases or sales of electricity is Enova Energy, a power marketer authorized by the Commission to sell power at market-based rates.<F6>
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<F6>  See Enova Energy, Inc., 76 FERC Para. 61,242 (Sept. 9,
1996).
--------------------------------------------------------------
 None of Enova's remaining affiliates is engaged in activities subject to the jurisdiction of this Commission under either the FPA or the Natural Gas Act ("NGA").<F7>
-----------------------------------------------------------
<F7>  One of Enova's subsidiaries, Enova Mexico, S.A. de C.V., is engaged in the planning, construction, and operation of one or more local gas distribution systems in Mexico. In addition, Enova and Pacific have formed a joint venture that will engage in marketing natural gas, among other things. Enova and Pacific will each own half of the joint venture.
The joint venture will not engage in electricity sales subject to this Commission's jurisdiction prior to the consummation of the merger. Any wholesale electricity sales to be conducted by the joint venture following the merger would, of course, require prior Commission approval.
-----------------------------------------------------------
          SDG&E's adoption of a holding company structure, whereby Enova became the holder of all of SDG&E's common stock and SDG&E's former common stockholders became the stockholders of Enova, was approved by the Commission in February 1995.<F8>
-----------------------------------------------------------
<F8>  San Diego Gas & Electric Co., 70 FERC Para. 62,118
(1995).
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B.   Pacific

          Pacific is a California corporation with its
principal place of business at 633 West Fifth Street, Suite 5400, Los Angeles, California 90071-2006. Pacific itself does not own, operate, or directly control any electric generation, transmission, or distribution facilities. Pacific, like
Enova, is an exempt public utility holding company under
Section 3(a)(1) of PUHCA.
          Pacific's principal subsidiary is SoCalGas, a
natural gas distribution utility providing gas service to approximately 4.8 million customers in central and southern California.<F9>
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<F9>  SoCalGas is not a "public utility" under the FPA, since it engages in neither sales nor transmission of electricity subject to the Commission's jurisdiction. SoCalGas owns certain alternative energy projects -- totalling 1.6 MW in capacity -- that are qualifying facilities under Section 210 of the Public Utility Regulatory Policies Act of 1978 ("PURPA"). Sales from these facilities are exempt, under
PURPA Section 210, from the Commission's jurisdiction.
-------------------------------------------------------------
          Pacific has numerous other subsidiaries engaged in energy and non-energy business, including Pacific Interstate Transmission Company and Pacific Interstate Offshore Company, both of which are interstate pipelines subject to the Commission's jurisdiction under the NGA, and Pacific Offshore Pipeline Company, which the Commission has found to be exempt from its jurisdiction under the NGA.<F10>
------------------------------------------------------------
<F10>  Pacific Offshore Pipeline Co., 64 FERC Para. 61,167
(1993).
-------------------------------------------------------------
          Pacific also owns Pacific Energy, which, in turn owns, either directly or, (in some cases) indirectly, an interest in alternative energy projects, totaling some 182 MW in capacity, that are qualifying facilities under PURPA. At the time of the proposed transaction, Pacific Energy will have reduced its interest in each of these QFs, as necessary, to satisfy the Commission's QF ownership criteria, set forth at
18 C.F.R. Section 292.206.<F11>
-----------------------------------------------------------
<F11>  Likewise, any QF interests held by SoCalGas will satisfy the Commission's ownership criteria.
------------------------------------------------------------
  To do so will require a divestiture of 88.5 MW of Pacific Energy's total QF capacity.
          Additionally, Ensource, a wholly-owned subsidiary of Pacific, is authorized to make sales of electricity for resale in interstate commerce<F12>
------------------------------------------------------------
<F12>  See Letter from Donald J. Gelinas, Director, Division of
Applications, dated July 10, 1996, in Docket No.
ER96-1919-000.
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and to the extent it makes such sales is a "public utility"
under the FPA. However, Ensource has made no sales at wholesale and has no contracts to do so. Moreover, on December 6, 1996, Ensource filed in Docket No. ER97-703-000 a notice of cancellation of its tariffs and rate schedules to make such sales.

C.   Electric Industry Restructuring in California

          The proposed transaction is, in very real terms, an outgrowth of electric industry restructuring in California.
As the Commission is aware, on December 20, 1995, the CPUC issued its Policy Decision on electric industry restructuring.<F13>
-----------------------------------------------------------
<F13>  CPUC Decision No. 95-12-063 (December 20, 1995), as
modified by Decision No. 96-01-009 (January 10, 1996).
-----------------------------------------------------------
 Under that decision, SDG&E, Southern California Edison Company ("Edison") and Pacific Gas & Electric Company ("PG&E") are to offer competing suppliers direct access to their retail customers beginning on January 1, 1998. Moreover, subject to the approval of this Commission, the three utilities are to convey operational control of their respective transmission systems to an "Independent System Operator ("ISO") and to bid all of their fossil generation resources into (as well as purchase all of their native-load requirements from) a newly-established hourly spot market or "Power Exchange" ("PX"). In August 1996, the California Legislature enacted legislation ("AB 1890") affirming and codifying the main elements of the CPUC's restructuring orders, and in September the Governor signed that legislation into law.
          SDG&E, Edison, and PG&E have applied to this
Commission in Docket Nos. EC96-19-000, et. al., for the requisite authorizations to implement the CPUC's restructuring proposal on or before January 1, 1998. By orders dated October 30 and November 26, 1996, the Commission has conditionally approved certain fundamental elements of the proposal, and has directed SDG&E, Edison, PG&E and the ISO to submit detailed tariffs, contracts, by-laws and protocols on or before March 31, 1997, looking toward a commencement date of January 1, 1998 for the restructured market.<F14>
-----------------------------------------------------------
<F14>  Pacific Gas & Electric Co., 77 FERC Para. 61,077 (Oct.
30, 1996); Pacific Gas & Electric Co., 77 FERC Para. 61,204 (Nov. 26, 1996). In a further order issued on December 18, 1996, the Commission provided certain guidance concerning the applicants' market power showings and convened a technical conference on market power. Pacific Gas & Electric Co., 77 FERC Para. 61,265 (Dec. 18, 1996).
------------------------------------------------------------


                             III.

                    DESCRIPTION OF PROPOSED
                     BUSINESS COMBINATION

          The proposed transaction is a combination of equals between two utility holding companies, Enova and Pacific. The combination will be effected by the creation of a new holding company -- NewCo<F15>
------------------------------------------------------------
<F15>  The actual name of NewCo has not yet been determined.
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that will own all of the stock of Enova and Pacific and
will in turn be owned by their former shareholders. This combination will be carried out in the following manner:
          NewCo is a recently created corporation, 50 percent of whose outstanding stock is owned by Pacific and 50 percent of whose outstanding stock is owned by Enova. Under the Agreement and Plan of Merger and Reorganization among Enova, Pacific, NewCo, NewCo Enova Sub and NewCo Pacific Sub dated October 12, 1996, (the "Combination Agreement"),<F16>
----------------------------------------------------------
<F16>  A copy of the Combination Agreement is contained in the application to the CPUC for approval of the merger. That application is contained in Exhibit G to this application. Certain additional parts of the Agreement that were redacted in the CPUC application appear in Exhibit H.
--------------------------------------------------------
NewCo Enova Sub, a subsidiary of NewCo, will be merged into Enova, with Enova as the surviving corporation. Similarly, NewCo Pacific Sub, another subsidiary of NewCo, will be merged into Pacific, with Pacific as the surviving corporation. Each issued share of Enova common stock will be converted into the right to receive a share of NewCo common stock, and each issued share of Pacific common stock will be converted into the right to receive 1.5038 shares of NewCo common stock. Thus, upon consummation of the proposed transaction, each of Enova and Pacific will be a wholly owned subsidiary of NewCo.
          Enova, Pacific, SDG&E, and SoCalGas will continue their separate corporate existences under their existing names. Pacific and SoCalGas will maintain their corporate headquarters at Los Angeles, while Enova and SDG&E will maintain their corporate headquarters at San Diego. The headquarters of NewCo will be in San Diego.
          The parties' obligation to consummate the
Combination Agreement is subject, among other things, to the grant of all necessary regulatory approvals. Pacific and Enova have applied for approval of the business combination by the CPUC under Section 854 of the California Public Utilities Code.<F17>
------------------------------------------------------------
<F17>  Section 854 is included in Exhibit G hereto.
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They also will file for approval by the Securities and
Exchange Commission ("SEC") under Section 9(a)(2) of PUHCA and for exemption under Section 3(c)(e) of themselves and NewCo from the registration requirements of PUHCA.<F18>
-----------------------------------------------------------
<F18>  15 U.S.C. Section 79i(a)(2).
----------------------------------------------------------
 In addition, the parties have filed for the requisite consent of the Nuclear Regulatory Commission under the Atomic Energy Act, and will make the appropriate pre-merger filings with the Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Act. Pacific and Enova seek to consummate the merger in time to coincide with commencement of the restructured California electricity market described above.
                              IV.

              THE PACIFIC/ENOVA MERGER MORE THAN
       SATISFIES THE REQUIREMENTS OF SECTION 203 AND THE
                 COMMISSION'S POLICY STATEMENT

          Under Section 203(a), the Commission will approve mergers that are "consistent with the public interest." In its Merger Policy Statement, the Commission has revised its criteria for evaluating proposed mergers under Section 203 to ensure that the Commission's policies do not impede the development of vibrant, fully competitive generation markets.<F19>
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<F19>  61 Fed. Reg. 68,598.
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The Commission has reduced the criteria to be considered to three: (1) the effect of the merger on competition; (2) the effect of the merger on rates; and (3) the effect of the merger on regulation. The discussion below addresses those criteria.

A.   The Effect of the Merger on Existing Competition

          The prepared direct testimony of William H.
Hieronymus attached hereto analyzes the effects that the combination of Pacific and Enova will have on competition.<F20>
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<F20>  Dr. Hieronymus is an economist with extensive experience in analyzing competition in the electric industry.
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Dr. Hieronymus considers, successively, the horizontal effects of the merger on competition in wholesale electric markets,
the vertical effects on such markets arising out of the role of SoCalGas as a gas transporter, the effects of the merger
due to the merging entities' interests in electric
transmission, and the effects of the merger on retail
interfuel competition in the small overlap area between the electric service territory of SDG&E and the gas service territory of SoCalGas. The prepared direct testimony of
Jeffrey K. Hartman<F21>
-----------------------------------------------------------
<F21>  61 Fed. Reg. 68,597.
---------------------------------------------------------
addresses SoCalGas's ability, in its role as a gas transporter, to favor SDG&E over other electric generators.

          (1)  Horizontal Effects on Electric Generation
               Markets

          In its Merger Policy Statement, the Commission has adopted a methodology -- the competitive analysis screen described in Appendix A to the Policy Statement -- that will allow it to assess the horizontal effects of a given merger on competition in the electric generation markets in which the merging entities compete. Because, however, the screen analysis is designed to analyze competitive effects in instances where the merging entities do compete, the Commission has provided that such analysis need not be submitted where they do not compete:

          However, it will not be necessary for the
          merger applicants to perform the screen
          analysis or file the data needed for the
          screen analysis in cases where the merging
          firms do not have facilities or sell
          relevant products in common geographic
          markets.  In these cases, the proposed
          merger will not have an adverse competi-
          tive impact (i.e., there can be no
          increase in the applicants' market power
          unless they are selling relevant products
          in the same geographic markets) so there
          is no need for a detailed data analysis.<F22>
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<F22>  61 Fed. Reg. 68,597.
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          Pacific and Enova do not compete to any meaningful
extent in the sale of electricity. The only interests Pacific has in electric generation are the 182 megawatts of QFs in which it currently holds an ownership share, of which 71 megawatts are in northern California and 78 megawatts are in southern California.<F23>
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<F23>  Pacific's subsidiary Ensource has authorization to make sales at market based rates, but, as noted above, has not made any and has no contracts to do so. Ensource owns no generation and has filed notice of cancellation of its FERC tariffs. For those reasons, among others, Ensource does not affect the analysis of effects on competition.
----------------------------------------------------------
 In order to assure that those QFs maintain their qualifying status under PURPA, however, Pacific will divest itself of some or all of its interests (depending on who owns the remaining interest) prior to the consummation of the merger. Thus, at the time of the merger, Pacific's QF interests will not exceed 23 megawatts in northern California, 15 megawatts in southern California and 2.5 megawatts elsewhere in the
WSCC.
          Total generation in California alone exceeds 50,000 megawatts. Viewed in that context, Pacific's generation capacity -- all of which is committed under long-term contracts until at least 2007 -- is so minimal as to bring the combination of Pacific and Enova within the class of mergers for which the Merger Policy Statement does not require performance of the screen analysis; in no practical sense do Pacific and SDG&E "compete" in generation.
          In any event, making extremely conservative "worst-case" assumptions about transmission constraints and transmission rates, Dr. Hieronymus was able to demonstrate that, if the Commission's screen analysis had been performed in full, the results would show precisely what one would
expect: no increase of more than 16 points in the Herfindal-Hirschman Index ("HHI") for any destination market. Under the Department of Justice's Merger Guidelines, which form the foundation of the Merger Policy Statement, such a small increase provides no basis for concern.<F24>
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<F24>  Dr. Hieronymus refers at page 18 of his testimony to a proposed merchant plant in Nevada in which Enova Energy may be a participant. It should be noted that Enova Energy's participation in that project does not depend in any way upon consummation of the Pacific-Enova merger.
----------------------------------------------------------
          It is true that SDG&E is currently able to exercise horizontal market power within the San Diego Basin by virtue of the fact that, at certain hours and under certain
conditions, its own units within the Basin are needed to meet load (because of limitations on transmission capacity into the Basin), to assure reliability, or both. SDG&E has, in the California restructuring proceeding, undertaken to bid its generating units within the Basin into the Power Exchange at their incremental cost and to credit back to customers any revenues received from the PX in excess of its bid. It has also proposed, in broad terms, a rigorous monitoring program to enforce these undertakings and assure against the exercise of market power.<F25>
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<F25>  See the Supplement of Southern California Edison Company
and San Diego Gas & Electric Company to Application for Authorization to Sell Electric Energy at Market-Based Rates Using a Power Exchange, filed in Docket No. ER96-1663 on May
29, 1996, at III-23 to III-27.
-------------------------------------------------------------
          Whether or not these measures are sufficient need not be determined here, however, for two reasons. First, SDG&E has no wholesale customers within the San Diego Basin, i.e., within the area subject to the above-described transmission constraints. Second, and more importantly, it is the effect of the merger on competition that is at issue here, and the merger will have no appreciable effect on SDG&E's generation market power.<F26>
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<F26>  If and to the extent that the Commission concludes that despite the above-quoted language in the Merger Policy
Statement and despite the analysis presented by Dr.
Hieronymus, further divestiture of Pacific's remaining interests in QFs within the WSCC is necessary to obviate the need to perform the full screen analysis or to avoid an evidentiary hearing, or for grant of this application, then Applicants would accept such a condition. They request, however, that Pacific be afforded a period of up to a year after the merger to complete such divestiture. During that time, Pacific would credit any net revenue it receives from the QFs back to the purchasing utility.

     Conversely, if the Commission should determine that, regardless of further divestiture, submission of the full Appendix A analysis is necessary, then the Applicants respectfully request that it so notify them at the earliest possible time.
------------------------------------------------------------
          (2)  Vertical Effects on Electric Generation Markets

          SoCalGas transports natural gas on behalf of SDG&E and various other owners of gas-fired generation in Southern California. Concerns about the exercise of vertical market power would in theory arise if and to the extent that SoCalGas could favor SDG&E over competing generators in the terms of service or in pricing of transportation, or to the extent that SoCalGas could provide valuable market information to its affiliates but not to competing sellers of electricity.
          As the attached testimony of Jeffrey K. Hartman, makes clear, the current CPUC regulatory regime, combined with the undertakings by SoCalGas before the CPUC and in this proceeding, preclude such favortisim on SoCalGas's part, even if it were in the interest of the merged entity.<F27>
-----------------------------------------------------------
<F27>  Under the CPUC's regulatory regime, discounting comes at the expense of shareholders rather than other customers. Moreover, as described by Mr. Hartman, the California electric restructuring legislation, A.B. 1890, imposes a rate cap on SDG&E and other electric utilities, which means that increases in the Power Exchange price will likely decrease recovery of stranded costs. This creates an incentive for the combined Pacific/Enova entity to keep gas transportation prices low.
----------------------------------------------------------
  As required by the CPUC, SoCalGas provides transportation service at tariffed rates and on nondiscriminatory terms. SoCalGas is willing to commit in this proceeding, as it has before the CPUC, to follow the policy this Commission adopted in Order No. 497 with respect to discounting. Thus, SoCalGas will not offer any discount to SDG&E unless it contemporaneously posts that discount on its electronic bulletin board and makes it available to similarly-situated non-affiliated shippers.
          With respect to information sharing, SoCalGas has already submitted a code of conduct to the CPUC under which it must not provide any valuable market information (such as customers lists, billing records, or usage patterns) to any affiliated electric marketer unless it simultaneously makes such information available to unaffiliated electric marketers. As Mr. Hartman further describes, that obligation will be triggered not only if SoCalGas provides sensitive information to a marketing affiliate, but also if it provides such information to personnel of SDG&E, or of any other affiliate, engaged in the electric merchant function.<F28>
------------------------------------------------------------
<F28>  To the extent that it is relevant, the Commission may note that the CPUC has every incentive to enforce the
foregoing restrictions stringently. This is not a case in which a state commission might favor parochial interests at the expense of out of state customers or suppliers. If SoCalGas were to favor SDG&E in its transportation practices, or in the transfer of sensitive market information, the victims would be California customers. Thus, even if the CPUC were otherwise inclined to favor in-state interests, that inclination would have no application here.
-----------------------------------------------------------
          (3)  Competitive Effects Due to Merger of
               Transmission Facilities

          Similarly, the merger will have no adverse effects on competition in transmission. Quite simply, Pacific has no transmission facilities. In any event, SDG&E has on file and in effect the open access tariffs prescribed by Order No. 888 and as described above will turn over operational control of its transmission system to an Independent System Operator with the onset of the restructured market.

          (4)  Effects on Interfuel Competition in the Retail
               Overlap Area

          The Merger Policy Statement makes clear that the Commission will focus on competition in electricity at the wholesale level.<F29>
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<F29>  The Commission notes in the Statement that "[i]n cases where a state commission asks us to address the merger's effects on retail markets because it lacks adequate authority under state law, we will do so." 61 Fed. Reg. 68,605. As noted above, the CPUC will review the Pacific/Enova merger under Section 854 of the Public Utilities Code.
----------------------------------------------------------
  Nonetheless, Dr. Hieronymus also considered whether the Pacific-Enova merger would adversely affect retail competition within the small area in which the electric service territory of SDG&E overlaps with the gas service territory of SoCalGas. He concluded that it would not. For example the California Energy Commission, ("CEC") in modeling electricity demand in the commercial sector has found such demand unaffected by gas prices. The CEC also characterizes substitution in the residential sector as "minor."<F30>
-----------------------------------------------------------
<F30>  Hieronymus testimony at 21.
-----------------------------------------------------------
   Moreover, with the advent of direct access under California's electric industry restructuring program, a plethora of marketers and other suppliers will compete to provide electric service to customers within the overlap area. Similarly, gas marketers and aggregators are already competing for retail customers within that area. This interfuel competition will continue after the merger.

B.   The Effect of the Merger on Rate Levels

          In its Merger Policy Statement, the Commission recognized that an investigation of merger costs and benefits can be both contentious and time-consuming.<F31>
------------------------------------------------------------
<F31>  61 Fed. Reg. 68,602.
------------------------------------------------------------
  The Commission required merger applicants to propose mechanisms to assure that customers are protected if the expected merger benefits do not materialize. Among the mechanisms discussed were open seasons, hold-harmless provisions, rate freezes, and rate reductions.<F32>
-----------------------------------------------------------
<F32>  Id. 68,603.
-----------------------------------------------------------
          In the instant case, SDG&E has no wholesale
requirements customers.<F33>
----------------------------------------------------------
<F33>  Nor does Enova Energy or Ensource.
---------------------------------------------------------
 Indeed, SDG&E currently makes no sales at wholesale other than economy energy sales and very short-term (less than 12 months) sales of capacity. Moreover, as noted above, under the CPUC's restructuring orders, SDG&E will be obligated, after the commencement of the proposed Power Exchange, to bid all of the output of its fossil generation into the PX for a five-year period, and has committed in Docket No. ER96-1663 to bid that generation into the PX at variable costs and to rebate to customers any PX revenues for such generation exceeding variable costs. These variable costs will not be affected by the proposed Pacific-Enova merger. Thus, the merger will have no adverse effect on wholesale rates.
          Similarly, SDG&E has no firm transmission contracts in place for service through its system (other than for short-term as-available service and mutual assistance short-term back-up transmission assignments). Its other transmission commitments arise from various interchange contracts and the Western System Power Pool (as-available commitments) and the open access transmission tariff it filed in compliance with Order No. 888.
          The Merger Policy Statement encourages applicants to negotiate the particular form of rate protection they propose with their customers and favors an open season as a form of protection.<F34>
------------------------------------------------------------
<F34>  61 Fed. Reg. 68,603.
------------------------------------------------------------
 SDG&E does not oppose the concept of an open season.
However, because SDG&E lacks firm wholesale or transmission customers, an open-season commitment would not, it appears, serve the Commission's purposes. For the same reason, prior negotiation with pre-existing customers is not practicable.
          Nonetheless, to comply fully with the letter and spirit of the Merger Policy Statement, SDG&E undertakes, if this application is granted, to hold customers harmless from any increase in FERC-jurisdictional rates arising out of the merger. In that circumstance, SDG&E will undertake the burden in any FERC rate case it files within five years after the consummation of the merger to show that its rates are not higher than they otherwise would have been absent the merger.<F35>
------------------------------------------------------------
<F35>  The initial transmission access fees proposed by SDG&E,
Edison, and PG&E in Docket No. ER96-19-000 are to reflect the cost of each utility's transmission facilities as of the start-up of the ISO. Under AB 1890 the rate design proposed by the three utilities is to remain in effect for two years after commencement of the ISO's operations, if the Commission approves. After two years, however, the ISO is to propose a rate methodology determined by its governing board and, if the Board cannot agree, and alternative dispute resolution fails, the default methodology proposed to the Commission is to be different from the initial rate design. Thus, it appears likely that SDG&E will make a further rate filing at that time.
------------------------------------------------------------
C. The Effect of the Merger on The Effectiveness of Regulation

          In the Merger Policy Statement, the Commission made clear that an application will not be deemed`to raise any issue as to the effect on regulation if (a) the merger will not create, or maintain the existence of, a registered holding company, and (b) the merger will be subject, under state statute, to review by a state commission.<F36>
-----------------------------------------------------------
<F36>  Id. at 68,604.
------------------------------------------------------------

          Both conditions are satisfied here.  First, as
stated above, Enova and Pacific are both exempt from registration under Section (3)(a)(1) of PUHCA as intrastate holding companies; they will file requests with the SEC to maintain such status for themselves and for Newco.<F37>
---------------------------------------------------------
<F37>  The Applicants will promptly advise the Commission of the
SEC's action on those requests.
--------------------------------------------------------
 Second, Section 854 of the California Public Utilities Code requires the companies to obtain CPUC approval prior to the proposed merger, and they have applied to the CPUC for such approval. The CPUC may approve the merger, disapprove the merger, or approve the merger with conditions. Under Section 854 the CPUC must address, among other things: the short-term and long-term benefits of the merger, the allocation of such benefits between ratepayers and shareholders, the merger's effect on competition, the effect of the merger on service levels, the effect of the merger on the quality of management, the effect of the merger on competition, the effect of the merger on employees and the effect of the merger on state and local economies. In short, the CPUC will generally address all factors relevant to whether the proposed merger is in the public interest. Thus, the CPUC has all of the authority it needs to protect its jurisdiction and to determine whether the proposed merger is in the public interest.


                             VII.

                 REQUEST FOR EXPEDITED REVIEW

          One of the stated purposes of the Merger Policy Statement is to provide "greater regulatory certainty and expedition of regulatory action in order to respond quickly to rapidly changing market conditions."<F38>
-----------------------------------------------------------
<F38>  61 Fed. Reg. 68,596.
----------------------------------------------------------
 Market conditions are, indeed, changing rapidly in California; retail competition will begin in less than a year. The merger of Enova and Pacific -- if it falls within Section 203 at all -- presents no serious wholesale competitive issues, and no issues at all as to rates or regulation. The CPUC is examining any effects on retail competition and rates. The Applicants accordingly request that, if the Commission does not disclaim jurisdiction, it grant the instant application within the 150-day processing time set forth in the Merger Policy Statement and, in any event, by December 1997.

                             VIII.

                     REQUIRED INFORMATION

          The following information is submitted in response to 18 C.F.R. Section 33.2.

          (a) The exact name and address of the principal business office.

          The names and principal business offices of Ensource, SDG&E, and Enova Energy are:

                    Ensource
                    555 West Fifth Street
                    Los Angeles, California   90013-1011

                    San Diego Gas & Electric Company
                    101 Ash Street
                    San Diego, California   92112-9400

                    Enova Energy, Inc.
                    12555 High Bluff Drive
                    Suite 155
                    San Diego, California  92130

          (b) Name and address of the person authorized to receive notices and communications in respect to the application.

The following individuals are authorized to receive notices and communications in respect to the Joint Application:

For Ensource:

          Frederick E. John
          555 West Fifth Street
          Los Angeles, California   90013-1011

For SDG&E and Enova Energy:

          Don Garber
          P.O. Box 1831
          San Diego, California   92112-4150

          The Applicants request that notices and
communications also be sent to counsel for the Applicants, designated below, and that such counsel be placed on the official service list for this proceeding:
For SDG&E and Enova Energy:

          Michael C. Tierney
          P.O. Box 1831
          San Diego, California   92112-4150
          Phone:  (619) 699-5033
          Fax:    (619) 699-5027

          Nicholas W. Fels
          Matthew S. Yeo
          Covington & Burling
          1201 Pennsylvania Avenue, N.W.
          P.O. Box 7566
          Washington, D.C.   20044-7566
          Phone:  (202) 662-6000
          Fax:    (202) 662-6291

For Ensource:

          Leslie E. LoBaugh, Jr.
          Thomas R. Brill
          David J. Gilmore
          633 West Fifth Street
          Suite 5400
          Los Angeles, California   90071
          Phone:  (213) 895-5138
          Fax:    (213) 629-9621

          c. Designation of territories served, by counties and states.

          SDG&E provides gas service to San Diego County and electric service to San Diego County and a portion of Orange
County.

          d. A general statement briefly describing the facilities owned or operated for transmission of electric energy in interstate commerce or the sale of electric energy at wholesale in interstate commerce.

          Neither Pacific nor any subsidiary of Enova other than SDG&E has any such facilities, other than certain books, contracts and accounts.
          SDG&E's fossil generating capacity consists of two steam stations, Encina with a capacity of 951 MW, and South Bay with a capacity of 690 MW, plus various relatively small combustion turbines with a total capacity of 332 MW. Additionally, SDG&E owns a 430-MW share of Units 2 and 3 of the San Onofre Generation Station ("SONGS").
          SDG&E's transmission system includes 279 circuit miles of 500 kV lines, 358 circuit miles of 230 kV lines, 318 circuit miles of 138 kV lines; and 938 circuit miles of 69 kV lines.
          SDG&E's ownership interest in the 500 kV Southwest Powerlink ("SWPL") includes 159 circuit miles in California and 120 circuit miles in Arizona, for a total of 279 circuit miles.<F39>
-----------------------------------------------------------
<F39>  The SWPL is comprised of three 500 kV line segments,
partially or wholly owned by SDG&E. SDG&E's ownership share of the various SWPL line segments is as follows: Palo Verde - North Gila 76.22 percent, North Gila - Imperial Valley 85.64 percent and Imperial Valley - Miguel 100.00 percent.
---------------------------------------------------------
SDG&E owns five 230 kV transmission lines interconnecting SDG&E to Edison at the SONGS 230 kV substation. It also owns two 230 kV lines interconnecting SDG&E to the Comision Federal de Electricidad ("CFE") at Miguel and Imperial Valley Substations. These facilities, combined with SDG&E's entitlements described in the following paragraph, primarily serve to integrate the SONGS generating resources, the Pacific Northwest (via the 500 kv AC and 1000 kV DC Pacific Intertie), Baja Norte California (Republic of Mexico), and the southwestern United States (Arizona and other interconnected States) with SDG&E's load.
          In addition, SDG&E has entitlements to 161 MW on the California Pacific AC Intertie ("PACI") and to 105 MW on the California Pacific DC Intertie ("PDCI"), for a total Pacific Intertie share of 266 MW in the North-to-South direction. In the South-to-North direction, SDG&E's total entitlement is 108 MW. SDG&E's entitlement points of delivery or receipt are at the California-Oregon Border for the PACI and the Nevada-Oregon Border for the PDCI, and ultimately at the SONGS substation.

          (e) Whether the application is for disposition of facilities by sale, lease or otherwise, a merger or consolidation of facilities, or for purchase or acquisition of securities of a public utility, also a description of the consideration, if any, and the method of arriving at the amount thereof.

          As described more fully above, pursuant to the Combination Agreement, which Pacific and Enova negotiated at arms length, Pacific and Enova will be merged with and into NewCo, which will be the surviving corporation. Upon completion of the merger process, Pacific shareholders will have the right to receive 1.5038 shares of NewCo common stock, no par value per share, for each share of Pacific common stock outstanding; Enova shareholders will have the right to receive
1.0 share of NewCo common stock for each share of Enova stock outstanding. The merger involves a combination of two companies through exchanges of stock; no "consideration" is being paid.

          (f) A statement of facilities to be disposed of, consolidated, or merged, giving a description of their present use and of their proposed use after disposition, consolidation, or merger. State whether the proposed disposition of facilities or plan for consolidation or merger includes all the operating facilities of the parties to the transaction.

          The proposed merger includes all of the operating facilities of the Applicants. They are described above. Appropriate disposition of Pacific's interest in the above-described QFs will be made prior to completion of the merger to assure that they do not lose their qualifying status under PURPA as a result of the merger. As noted above, Applicants would accept a condition requiring full divestiture of Pacific's QFs in relevant geographic markets if the Commission concludes that such divestiture is necessary for merger approval, to avoid the need for filing the full market screen analysis set forth in the Merger Policy Statement, or to avoid evidentiary hearings. If the Commission imposes a condition of full divestiture of Pacific's QFs, Applicants request that Pacific be provided one year following consummation of the merger to dispose of these facilities to avoid a "fire sale" and potential loss of shareholder value. Applicants would propose that Pacific credit any net revenues back to the purchasing utility during this interim period to address any market power concerns.

          (g) A statement of the cost of the facilities involved in the sale, lease, or consolidation.

               All of the jurisdictional facilities of the Applicants are, and after the merger is consummated will continue to be, accounted for pursuant to the Commission's Uniform System of Accounts. Original cost is the basis for the valuation of Pacific's and Enova's utility plant service. Statements of the utility plant in service and the cost thereof are included as part of Exhibit C to this application.

          (h) A statement as to the effect of the proposed transaction upon any contract for the purchase, sale, or interchange of electric energy.

          The merger will have no effect on any contract for the purchase, sale or interchange of electric energy. In particular, as described above, SDG&E and Enova Energy will maintain their corporate existence and will remain bound by existing contracts.

          (i)  A statement as to whether or not any
               application with respect to the transaction or any part thereof is required to be filed with any other Federal or State regulatory body.

          Pacific and Enova have filed for, or will file for, several other regulatory approvals, in addition to those required from this Commission. The following approvals are required:

     1. Securities and Exchange Commission - As described above, Pacific and Enova will file with the SEC for approval of the transaction under Section 9(a)(2) of PUHCA. They will, simultaneously, ask the SEC to rule that both they and NewCo will, after the consummation of the transaction, be exempt under Section 3(a)(1) from PUHCA's registration requirement.

     2. Nuclear Regulatory Commission - SDG&E owns a 20 percent undivided interest in San Onofre Nuclear Generating Station ("SONGS") Units 2 and 3 under a license issued by the Nuclear Regulatory Commission ("NRC"). On December 2, 1996, SDG&E submitted a letter to the NRC seeking consent, pursuant to the Atomic Energy Act, if such consent is required, for the proposed merger. There will be no change in the operation of either SONGS 2 or 3 as a result of the proposed merger. A copy of this filing is part of Exhibit G.

     3. Other Regulatory Approvals - On October 30, 1996, the Pacific and Enova filed an application with the CPUC seeking approval of the merger pursuant to Section 854 of the California Public Utilities Code. A copy of this application is included herewith as part of Exhibit G, along with supporting testimony Pacific and Enova have submitted to the CPUC.
          In addition to the applications identified above, Pacific and Enova are required to file a notification or report form to the Federal Trade Commission ("FTC") and the Antitrust Division of the United States Department of Justice ("DOJ") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR"). HSR requires that certain information be filed with the FTC and DOJ, and that certain waiting periods expire before completing the merger transaction.

          (j) The facts relied upon by Applicants to show that the proposed disposition, merger, or consolidation of facilities or acquisition of securities will be consistent with the public interest.

          The instant application, with accompanying exhibits and prepared direct testimony, provides the facts relied upon by the Applicants to show that the combination will be consistent with the public interest.

          (k) A brief statement of franchises held, showing date of expiration if not perpetual.

          SDG&E has separate electric and gas franchises with the two counties and the 25 cities in its service territory. These franchises allow SDG&E to locate facilities for the transmission and distribution of electricity and gas in the streets and other public places. The franchises do not have fixed terms, except for the electric and gas franchises with the Cities of Chula Vista (expiring in 1997), Encinitas
(2012), San Diego (2021), and Coronado (2028); and the gas franchises with the City of Escondido (2036) and the County of San Diego (2030).

          (l) A form of notice suitable for publication in the Federal Register, which will briefly summarize the facts contained in the application in such way as to acquaint the public with its scope and purpose.

          A form of notice, suitable for publication in the Federal Register is set forth in Appendix A to the transmittal letter submitted herewith.

                              IX.

                       REQUIRED EXHIBITS

          Pursuant to Section 33.3 of the Commission's
Regulations, the following exhibits are attached.<F40>
------------------------------------------------------------
<F40>  Applicants believe that these exhibits comply
substantially with the requirements of Section 33.3. To the extent that they do not meet any of those requirements, Applicants respectfully request that the requirements be waived.
-------------------------------------------------------------

   Exhibit A
   Copies of Corporate Resolutions Authorizing the
   Transaction

   Attached as Exhibit A.

   Exhibit B
   Statement as to Measure of Control or Ownership

   Attached as Exhibit B.

   Exhibit C
   Balance Sheets

   Attached as Exhibit C.

   Exhibit D
   Contingent Liabilities

   Attached as Exhibit D.

   Exhibit E
   Income Statements

   Attached as Exhibit E.

   Exhibit F
   Retained Earnings

   Attached as Exhibit F, Pacific and Enova for the period covered by the income statements referred to in Exhibit E is provided as Exhibit F.

   Exhibit G
   State and Federal Applications

   As of the date of this application, the only applications filed with any other Federal or State regulatory body in connection with the proposed merger are the application filed with the CPUC on October 30, 1996 (copy attached) and the application for the requisite NRC approval filed on December
2, 1996. Also included in Exhibit G is testimony filed in support of the application, and a copy of Section 854 of the California Public Utilities Code.<F41>
--------------------------------------------------------
<F41>  The CPUC Application and testimony are not being served on parties to the CPUC proceeding.  Applicants will provide
copies to those parties that do not have them.
--------------------------------------------------------
   Exhibit H
   Copy of All Contracts with Respect to the Proposed
   Transaction

   The application to the CPUC for approval of the proposed merger, Exhibit G hereto, includes a copy of the Agreement and Plan of Merger and Reorganization By and Among Enova Corporation, Pacific Enterprises, Mineral Energy Company, G Mineral Sub and B Mineral Sub dated October 12, 1996 (the "Combination Agreement").
   At the time they submitted the Combination Agreement to the CPUC, Enova and Pacific withheld certain exhibits to the Combination Agreement on the grounds that the exhibits contained confidential and commercially sensitive information. Since the original submission to the CPUC, Enova and Pacific have disclosed to the parties in the CPUC proceeding certain portions of those exhibits. Those portions are provided in Exhibit H hereto. Also included in Exhibit H is a subsequent amendment to the Combination Agreement ("Amendment No. 1 to Agreement and Plan of Merger and Reorganization").
   Other exhibits to the Combination Agreement, or portions thereof, remain privileged and confidential. Certain other contracts with respect to the proposed transaction are also privileged and confidential. Enova and SDG&E have submitted these materials to the Commission under separate seal, and request that they be treated as privileged and confidential pursuant to 18 C.F.R. Section 388.112.

   Exhibit I
   Map

   Exhibit I is a map showing the service area and transmission facilities of SDG&E, the only party to the transaction having physical facilities subject to the Commission's jurisdiction under the FPA.

                              X.

                          CONCLUSION

   Because the merger of Pacific and Enova is clearly consistent with the public interest, and because of the imminent onset of retail competition in California, the Applicants respectfully request that the Commission grant its approval as promptly as possible, and in any event, by December 1997.


                    Respectfully submitted,

SAN DIEGO GAS & ELECTRIC COMPANY ENSOURCE
ENOVA ENERGY, INC.


By:                             By:

Nicholas W. Fels                David J. Gilmore

Nicholas W. Fels                Leslie E.LoBaugh, Jr.
Matthew S. Yeo                  Thomas R. Brill
Covington & Burling             David J. Gilmore
1201 Pennsylvania Avenue, N.W.  633 West Fifth Street
P. O. Box 7566                  Suite 5400
Washington, D.C.  20044-7566    Los Angeles, CA  90071
Phone:  (202) 662-6000          Phone:  (213) 895-5138
Fax:  (202) 662-6291            Fax:  (213) 629-9621

Michael C. Tierney
P. O. Box 1831
San Diego, CA  92112-4150
Phone:  (619) 699-5027
Fax:  (619) 699-5027


January 27, 1997